Dimensional
April 1, 2021

Via EDGAR

Matthew Williams
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Williams

Re:	Registration Statement on Form N-14 of Dimensional ETF Trust (the “Registrant”) File No. 333-253839

Dear Mr.  Williams:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Mr. Williams on March 29, 2021 to Jana L. Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley Ronon”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of four series  (the “Target Portfolios”) of DFA Investment Dimensions Group Inc. (“DFAIDG) into corresponding series (the “Acquiring Portfolios”) of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2021 pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”).

Below the Registrant has provided your comments and the Registrant’s response to each comment.  These responses, except as otherwise noted below, will be incorporated into a definitive copy of the Information Statement/Prospectus filed pursuant to Rule 497(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. All page numbers referenced below are the page numbers of the Registration Statement filed on March 3, 2021 and the page numbers where disclosure appears may change in the definitive copy of the Information Statement/Prospectus.

1. Comment. Please confirm that there are no material differences in accounting or tax policies related to the conversion to ETFs. For example, no changes related to impacts from in-kind policies, associated fees on in-kind transactions, or a previous 18f-1 election.

Response.  The Registrant confirms that there are no material differences in accounting or tax policies related to the conversion to ETFs that are not already otherwise disclosed in the Information Statement/Prospectus. The specifics of the in-kind polices and associated fees on in-kind transactions with respect to the Acquiring Portfolios, which operate as ETFs, are not included in the Information Statement/Prospectus because this information is not material information for shareholders of the Target Portfolios.  The Target Portfolio shareholders will be receiving the ETF shares in connection with the Reorganizations and will not be transacting in creation units with the Acquiring Portfolios, so this information is not material with respect to the Reorganizations. The Target Portfolios have filed 18f-1

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April 1, 2021

elections and the Acquiring Portfolios have not. While not discussing the differences in 18f-1 elections specifically; the Information Statement/Prospectus has provided disclosure about the differences in transacting in ETF shares as compared to transacting in mutual fund shares.

2. Comment.  In the President’s Letter, please more prominently reference where a shareholder will find information about actions that should be taken if a shareholder does not have a brokerage account that is able to hold ETF shares.

Response.  The Registrant has revised the fourth paragraph in the President’s Letter to read as follows (revisions in bold):

“The Information Statement/Prospectus provides greater detail on the mechanics of the conversion and what to expect with your investment during and following the conversion. No shareholder vote is required or being requested to complete the conversion. Shareholders will need brokerage accounts with the ability to transact in ETF shares in connection with the reorganizations. The IMPORTANT NOTICE ABOUT YOUR TARGET PORTFOLIO ACCOUNT - QUESTIONS AND ANSWERS that follows includes a description of required actions for shareholders who hold shares of the converting mutual funds in accounts that cannot hold ETF shares and should be read carefully. For shareholders holding the converting mutual funds in accounts that can hold ETFs, no additional action will need to be taken prior to the conversion for the account to receive ETF shares.”

3. Comment. On page iii, the first answer to the first Q&A states that shares of an Acquiring Portfolio received in the reorganization will be transferred to a shareholder’s brokerage account, or if a shareholder does not have a brokerage account, to a stock transfer agent.  Please add disclosure in this answer telling shareholder’s how to avoid having shares held at a stock transfer agent by summarizing the information provided on page vii or providing a cross reference to that information.

Response. The Registrant has including the following sentence in the answer:

“The IMPORTANT NOTICE ABOUT YOUR TARGET PORTFOLIO ACCOUNT – QUESTIONS AND ANSWERS, beginning on page vii, provides important information about actions to take with respect to your account in order to ensure the seamless transition from holding shares of a Target Portfolio to holding ETF shares of an Acquiring Portfolio.”

4. Comment.  On page iv, please revise the first sentence to read “. . . complementary to the investment objective of the Target Portfolio.

Response.  The Registrant has revised the sentence as requested.

5. Comment.  On page vi, with respect to the Q&A on who will pay the costs in connection with the Reorganizations, please also include disclosure of costs on a per share basis.

Response. The Registrant has revised the disclosure as follows (revisions in bold):

“The estimated expenses related to each Reorganization are expected to be less that 0.01% of a Portfolio’s average net assets and less than $0.01 per share.

6. Comment.  On page vii, in the answer to “What do I need to do to prepare for the Reorganizations” the Registrant notes the use of AST as a co-transfer agent for the Acquiring Portfolios.

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Who will be paying the costs of AST’s services and has the Registrant included these costs as costs related to the Reorganizations?

Response.  The costs for AST’s services as a co-transfer agent will be borne by each respective Acquiring Portfolio. The Registrant has not included the fees to be paid to AST as reorganization costs in the disclosure because these costs are service provider costs of each Acquiring Portfolio and are included in the “Other Expenses” in the “Total Annual Fund Operating Expenses” table for each Acquiring Portfolio.

7. Comment. On page 2 of the Information Statement/Prospectus, please revise the language in the bold statement to read as follows: “This Information Statement/Prospectus is for information purposes only, and no action on your part is required to effect the Reorganizations. We are not asking for a proxy, and you are not requested to send us a proxy.”

Response.  The Registrant has revised the disclosure as requested.

8. Comment.  In each place in the Information Statement/Prospectus where the Registrant references the publicly available documents of the Target Portfolios and Acquiring Portfolios, please include the appropriate 1933 Act filing numbers.

Response. The Registrant has revised the disclosure as requested.

9. Comment.  In each table that provides the Reorganization costs, with respect to estimated reorganization costs (as a % of average net assets), replace each 0.00% in the table with the language provided in the footnote so that information in the table reads “less than 0.01%”.

Response.  The Registrant has revised the disclosure as requested.

10. Comment. In the first sentence of page 12 of the Information Statement/Prospectus, please correct the name of the Acquiring Portfolio to read “Dimensional U.S. Core Equity 2 ETF.”

Response.  The Registrant has revised the disclosure as requested.

11. Comment. On page 12 of the Information Statement/Prospectus, with respect to the disclosure of principal risks of an investment in the portfolios, please confirm that all risks that are unique to the ETF structure that are identified as principal risks in the Acquiring Portfolios’ Form N-1A prospectus are included in this section.

Response.  The Registrant confirms that all principal risks identified in the Acquiring Portfolios’ N-1A prospectus that are unique to the ETF structure are included in the disclosure provided on page 12 of the Information Statement/Prospectus.
12. Comment. On page 15 of the Information Statement/Prospectus, please revise the second sentence of the paragraph preceding the fee and expense tables that states that the fee table describes the fees and expenses you may pay if you buy and hold shares of each Portfolio to state that the fee table describes the fees and expenses you may pay if you “buy, hold or sell” shares of each Portfolio.

Response.  The Registrant has revised the disclosure as requested.

U.S. Securities and Exchange Commission
April 1, 2021

13. Comment.  One page 15 of the Information Statement/Prospectus, in the paragraph preceding the fee and expense tables, please include the following disclosure: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response.  The Registrant has included the requested disclosure.

14. Comment.  Please revise the sentence preceding the expense examples on page 17 of the Information Statement/Prospectus to read as follows” “Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:”.

Response.  The Registrant has revised the disclosure as requested.

15. Comment.  With respect to the Fee Waiver and Expense Assumption Agreements (“Waiver Agreements”) for the Target Portfolios, please confirm that there will be no recoupment by the Advisor of previously waived fees under the Target Portfolios’ Waiver Agreements after the Reorganizations.

Response. The Registrant confirms that the Advisor does not anticipate recouping any previously waived fees under the Target Portfolios’ Waiver Agreements after the Reorganizations.

16. Comment.  Please revise the first sentence in the second paragraph on page 21 of the Information Statement/Prospectus to add the word “risks” to the sentence so that the sentence reads as follows:  “Each Acquiring Portfolio will pursue the same investment objective and investment strategies as the corresponding Target Portfolio but have the risks and benefits of operating in the ETF structure.”

Response.  The Registrant has revised the disclosure as requested.

17. Comment.  Please confirm that each Reorganization was unanimously approved by the Board of DFAIDG for the Target Portfolios.

Response. Each Reorganization was unanimously approved by the Board of DFAIDG.

18. Comment.  In the “Reasons for the Reorganizations” section of the Information Statement/Prospectus, please disclose all adverse consequences of the Reorganizations that were considered by the Board.

Response. The Registrant has disclosed all adverse consequences of the Reorganizations considered by the DFAIDG Board in the bullet point list provided in the “Reasons for the Reorganizations” section of the Information Statement/Prospectus.

19. Comment.  The last bullet point in “Reasons for the Reorganizations” section suggests that other alternatives for Target Portfolio shareholders other than those disclosed may have been considered by the Board. Please disclose all alternatives considered by the Board.

Response.  The Registrant has revised the last bullet point to better clarify the DFAIDG Board’s considerations. The last bullet point has been revised as follows:

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“Shareholders of each Target Portfolio may redeem or exchange shares of the Target Portfolio prior to the Reorganization if the shareholders do not wish to hold shares of an ETF.”

20. Comment.  In the section, “How will the Reorganizations be carried out?”, please add disclosure that states that the receipt of a tax opinion is a condition of the Reorganizations that cannot be waived.

Response. The Registrant has added the requested disclosure.

21. Comment.  Please confirm that a copy of the Acquiring Portfolios’ prospectus will be delivered with the Information Statement/Prospectus.

Response. The Acquiring Portfolios’ prospectus will accompany the Information Statement/Prospectus sent to shareholders.  The Registrant discloses its intention to mail the Acquiring Portfolios’ prospectus with the Information Statement/Prospectus on page 3 of the Information Statement/Prospectus.

22. Comment.  In Item 16(4), please change the reference regarding the Form of Agreement and Plan from “Exhibit A” to “Appendix A” because it is referred to as Appendix A in the Information Statement/Prospectus.

Response.  In order to reconcile the discrepancy of the reference to the Agreement and Plan of Reorganization in Item 16 and the Information Statement/Prospectus, the Registrant will use the term “Exhibit” rather than “Appendix” in “Information Statement/Prospectus.”

23. Comment.  With respect to Item 16(6), please confirm that final Investment Management Agreements will be filed in an N-1A post-effective amendment for those Portfolios for which form of agreements are currently filed.

Response.  The Registrant confirms that final Investment Management Agreements will be filed in an N-1A post-effective amendment.

24. Comment.  With respect to Item 16(15), please revise the reference to Item 14(a)(1) to Item 14.1.

Response.   The Registrant will revise this reference in the post-effective to the Registration Statement that will be filed in connection with filing the executed Agreement and Plan of Reorganization and tax opinion.
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25. Comment.  In the opinion of counsel included with the filing, while receipt of payment can be an assumption, we are not sure how this applies to a Portfolio.  Also please explain why the payment must be equal to net asset value.

Response.  Under the Registrant’s organizational documents, the Board is authorized to issue shares for such consideration that it deems advisable.  Such consideration is described in the Agreement and Plan of Reorganization approved by the Board.  Accordingly, for the shares of an Acquiring Portfolio to be considered fully paid and non-assessable, at the time of the opinion, Stradley Ronon must assume that at the time of closing the shares of the Acquiring Portfolio will be issued in exchange for the payment described in the Plan.  As described in the Plan approved by the Board, the Reorganization will be

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accomplished at the relative net asset value of each of the Target Portfolio and Acquiring Portfolio so that no dilution will occur.  Accordingly, since the Plan approved by the Board requires that the payment must be equal to the Acquiring Portfolio’s net asset value, Stradley Ronon’s opinion assumed that the payment at the time of closing will be at least equal to the Acquiring Portfolio’s net asset value.
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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Carolyn L. O
Carolyn L. O
Vice President and Secretary
Dimensional ETF Trust